October 17, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:	Mr. Rufus Decker
Mr. Ernest Greene

Re:	Acuity Brands, Inc.
Form 10-K for the Fiscal Year ended August 31, 2006 Forms 10-Q for the Fiscal Quarters Ended November 30, 2006, February 28, 2007, and May 31, 2007 File No. 1-16583

Gentlemen:

We are writing in response to the letter (“the Comment Letter”) dated September 26, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year ended August 31, 2006 and Form 10-Q for the fiscal quarters ended November 30, 2006, February 28, 2007, and May 31, 2007. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Staff’s Comment 1: Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Response: Acuity Brands advises the Staff that the additional disclosures recommended will be incorporated in all future filings as discussed below. Please refer to the responses to the specific comments included herein.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 18

Results of Operations, page 22

Fiscal 2006 Compared with Fiscal 2005, page 22

Staff Comment 2: We have read your response to comment two from our letter dated August 28, 2007. We appreciate the information you have provided to us concerning your management’s discussion and analysis. Please provide the following:

•

You indicate that the reconciliation of consolidated operating profit was described in MD&A of fiscal 2006 as compared with the preceding fiscal year. However, this was not clear from your current disclosure. The table included in your response appears to be a clearer presentation than your current disclosure. Please consider including tables similar to this reconciliation in your MD&A since this provides investors with information as seen through the eyes of management.

•

Throughout your MD&A, you identify multiple and offsetting factors that contribute to fluctuations between periods. Please ensure that you are explaining a majority of the increases and quantify offsetting factors so that the reader can understand the overall reasons for the fluctuations. For example, you indicate that operating profit in Acuity Specialty Products increased $6.5 million. However, you have described offsetting factors of approximately $14.5 million. You have not specifically quantified the impact of both the benefits from containment programs and profit contribution from pricing.

•

You also indicate that net sales in Acuity Specialty Products increased $17.1 million or 3.2%. The increase was due to more favorable pricing and the favorable impact of foreign currency translation, partially offset by lower unit volume in the I&I business. However, we do not know how much of the fluctuation was due to favorable pricing or how much of the increase was affected by lower volume in the I&I business. Please clarify and quantify so that an investor may understand the most prominent factors that contributed to the change from year over year. Please also discuss the reasons for lower volume in the I&I business, if this discussion will provide an investor with material financial information concerning the specialty products segment.

Please show us what your revised MD&A for Fiscal 2006 Compared to Fiscal 2005 will look like, since it will still appear in your next Form 10-K.

Response: In response to the Staff’s comment the Company will include in its Form 10-K for the year ended August 31, 2007 a revised discussion of fiscal year 2006 operating results as compared with those of the preceding fiscal year, a supplemental draft of which is provided below. In revising this section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”), the Company will provide certain tabular disclosures to assist users of our financial statements in their review. However, the Company believes that financial statement users are best informed of trends and events affecting a registrant’s operating results through a fully developed discussion of those events rather than through the type of summary table that was constructed and provided supplementally in response to your letter dated August 28, 2007. Therefore, management will continue to utilize this type of discussion as its primary method of explaining the Company’s operating performance. The Company will also quantify the impact of pricing on net sales generated by Acuity Specialty Products’ during fiscal 2006 which the Company believes lends greater transparency to the influence of price on both sales and operating profit performance.

As stated in the Company’s response to your letter dated August 28, 2007, Acuity Brands will include within its MD&A comparative results section a discussion of seasonal and cyclical factors that routinely impact the Company’s operations. The Company will prospectively augment these disclosures to ensure that its financial statement users remain informed of trends having a material impact on operating performance should any such trends arise. Finally, in the revised disclosure that follows, the Company has highlighted and quantified the impact that charges necessary to support the growth of the Company’s revenue base have had on its financial statements. Please be advised that the comparison of fiscal 2006 to fiscal 2005 operating results section of our MD&A will appear within the Company’s Form 10-K for the year ended August 31, 2007 as follows, and that the related comparative discussion of current year fiscal 2007 results will be conformed to reflect these changes:

Results of Operations

Fiscal 2006 Compared with Fiscal 2005

The following table sets forth information comparing the components of net income for the year ended August 31, 2006 with the year ended August 31, 2005:

(in millions)	Years Ended August 31,		Percent Change
	2006	2005
Net Sales	$2,393.1	$2,172.9	10.1%
Gross Profit	970.0	848.5	14.3%
Percent of net sales	40.5%	39.1%
Operating Profit	197.4	106.7	84.9%
Percent of net sales	8.2%	4.9%
Income before Provision for Taxes	163.8	74.8	118.8%
Percent of net sales	6.8%	3.4%
Net Income	$106.6	$52.2	104.2%

Consolidated Results

Consolidated net sales were $2,393.1 million in 2006 compared with $2,172.9 million reported in 2005, an increase of $220.3 million, or 10.1%. For the year ended August 31, 2006, the Company reported net income of $106.6 million compared with $52.2 million earned in 2005. Diluted earnings per share were $2.34 in 2006 as compared with $1.17 reported in 2005, an increase of 100%.

Consolidated Net Sales

Net sales increased approximately 12.4% and 3.2% at ABL and ASP, respectively, in spite of soft economic conditions in certain key markets, particularly for the first half of the year. More than half of the growth in net sales at ABL resulted from volume expansion and new product introductions, with the remainder attributable to improved pricing and product mix. At ASP, the increase in net sales was due primarily to higher selling prices in both the commercial, industrial, and institutional end-market and retail end-market. Sales generated by both business units in the third and fourth quarters of fiscal 2006 outpaced those generated in the first half of the fiscal year due to the seasonal nature of the Company’s business. Also, second quarter net sales generated by both business units are typically adversely impacted by the decreased demand associated with inventory rebalancing efforts routinely undertaken by certain of the Company’s distribution and retail customers towards the end of those customers’ fiscal years.

Consolidated Gross Profit

(in millions)	Years Ended August 31,		Increase	Percent
	2006	2005	(Decrease)	Change
Net Sales	$2,393.1	$2,172.9	$220.3	10.1%
Cost of Products Sold	1,423.1	1,324.3	98.8	7.5%
Percent of net sales	59.5%	60.9%
Gross Profit	$970.0	$848.5	$121.5	14.3%
Percent of net sales	40.5%	39.1%

Consolidated gross profit margins increased to 40.5% of net sales in 2006 from 39.1% reported in 2005. Gross profit increased $121.5 million, or 14.3% to $970.0 million in 2006 compared with $848.5 million in 2005 due primarily to the additional profit contribution from greater shipments, higher pricing that more than offset increased costs for certain raw materials and component parts, and improved productivity. Pricing actions taken by the Company over the last twelve months, improved productivity, and a better mix of products sold have allowed the Company to restore gross profit and margin to historical levels following previous declines that resulted primarily from rapidly rising costs, including for materials, which preceded these pricing actions. The Company experienced rising costs for many items including healthcare, freight, insurance, and compensation. Additionally, costs associated with raw materials and component parts increased more than $30.0 million in 2006 as compared with 2005.

Consolidated Operating Profit

(in millions)	Years Ended August 31,		Increase	Percent
	2006	2005	(Decrease)	Change
Gross Profit	$970.0	$848.5	$121.5	14.3%
Percent of net sales	40.5%	39.1%
Selling, Distribution, and Administrative Expenses	772.3	718.1	54.2	7.5%
Special Charge	—	23.0	(23.0)	—
Impairment Charge	0.3	0.7	0.4	56.0%
Operating Profit	$197.4	$106.7	$90.7	84.9%
Percent of net sales	8.2%	4.9%

Consolidated operating expenses were $772.6 million (32.3% of net sales) compared with $741.8 million (34.1% of net sales) in 2005. Operating expenses for the year-ago period included a pretax special charge of $23.0 million, reflecting costs of programs to streamline operations, improve customer service, and reduce transaction costs. The Company believes that it has generally realized its targeted annualized savings rate of $50.0 million at the end of fiscal 2006 with regard to these programs. Operating expenses in 2006 increased from the prior year primarily as a result of a $43.2 million increase in costs that typically vary directly with sales, such as commissions paid to the Company’s sales force, bonuses designed to reward the profitable growth of revenues, and freight pertaining to shipments to customers. Also contributing to the increase were expenses related to incentive compensation, including costs associated with share-based compensation, as well as costs related to efforts to improve productivity and customer service and training and development for associates. While total operating expenses in 2006 increased compared with 2005, operating expense as a percentage of net sales in 2006 declined 180 basis points to 32.3% from 34.1% in the prior year.

Consolidated operating profit was $197.4 million (8.2% of net sales) in 2006 compared with $106.7 million (4.9% of net sales) reported in 2005, an increase of $90.7 million, or 84.9%. Operating profit in 2005 included the aforementioned $23.0 million special charge. The increase in operating profit in 2006 was due primarily to the increase in gross profit, partially offset by higher operating expenses as described above.

Consolidated Income Before Provision for Taxes

(in millions)	Years Ended August 31,		Increase	Percent
	2006	2005	(Decrease)	Change
Operating Profit	$197.4	$106.7	$90.7	84.9%
Percent of net sales	8.2%	4.9%
Other Expense (Income)
Interest Expense, net	33.2	35.7	(2.5)	(7.0)%
Miscellaneous Expense (Income)	0.4	(3.8)	4.2	111.1%
Total Other Expense (Income)	33.7	31.9	1.7	5.5%
Income before Provision for Taxes	$163.8	$74.8	$88.9	118.8%
Percent of net sales	6.8%	3.4%

Other expense for Acuity Brands was made up primarily of interest expense and other miscellaneous, non-operating activity including $1.0 million of losses related to the sale of properties. Interest expense, net, was $33.2 million and $35.7 million in 2006 and 2005, respectively. Interest expense, net, decreased 7.0% in 2006 compared with 2005 due to lower debt balances over the course of the year in comparison with 2005 and greater interest income due to an increase in invested cash balances, partially offset by a higher weighted-average interest rate.

Consolidated Provision for Income Taxes and Net Income

(in millions)	Years Ended August 31,		Increase	Percent
	2006	2005	(Decrease)	Change
Income before Provision for Taxes	$163.8	$74.8	$88.9	118.8%
Percent of net sales	6.8%	3.4%
Provision for Income Taxes	57.2	22.6	34.6	153.0%
Effective tax rate	34.9%	30.2%
Net Income	$106.6	$52.2	$54.4	104.2%

Net income for 2006 increased $54.4 million to $106.6 million from $52.2 million reported in 2005, which included the pre-tax special charge of $23.0 million. The increase in net income resulted primarily from the above noted increase in operating profit, partially offset by higher tax expense.

The effective income tax rate reported by the Company was 34.9% and 30.2% in 2006 and 2005, respectively. The fiscal 2005 tax rate included the benefit of certain non-recurring credits associated with both the Company’s Mexican operations and state tax benefits. The fiscal 2006 tax rate was affected by certain long-term tax strategies involving the Company’s Mexican operations as well as by the current year repatriation of undistributed earnings from certain of the Company’s foreign subsidiaries done as part of the American Jobs Creation Act of 2004.

Acuity Brands Lighting

Net Sales

Acuity Brands Lighting reported net sales of approximately $1,841.0 million and $1,637.9 million for the years ending August 31, 2006, and 2005, respectively, an increase of $203.1 million, or 12.4%. The increase in net sales during 2006 was due primarily to greater unit volume, better pricing, and a more favorable mix of products sold. More than half of the increase in net sales was due to greater shipments resulting from improved customer service levels, new product introductions, and increased demand in the non-residential construction market. The effect of foreign currency fluctuation favorably impacted net sales in the current year by $4.2 million. The backlog at ABL of $176.0 million at August 31, 2006 represented an increase of $23.8 million over the prior year and was reflective of continued strength in order rates resulting from improved market conditions and successful pricing strategies. This increase in backlog is net of a decrease in past due backlog resulting from improved delivery performance.

Operating Profit

Operating profit increased $86.8 million, or 91.8% in 2006 to $181.4 million from $94.6 million reported in 2005. Operating profit margins improved to 9.9% in 2006 from 5.8% in 2005. Operating profit in 2005 included $15.7 million of the above noted special charge. In addition to the absence of the special charge, operating profit in 2006 was positively impacted by profit contribution from the greater shipments and improved pricing and mix mentioned above as well as benefits from programs implemented to streamline operations, improve customer service, and reduce transaction costs. These benefits were partially offset by a $35.5 million increase in costs that typically vary with sales including commissions paid to ABL’s sales force, bonuses designed to reward profitable growth of revenues, and freight pertaining to shipments to customers; by a $22.4 million increase in costs associated with raw materials and components; and by increased costs related to efforts to improve productivity and customer service.

Acuity Specialty Products

Net Sales

Net sales at ASP were $552.1 million in 2006 compared with $535.0 million in 2005, representing an increase of $17.1 million or 3.2%. The increase in net sales was due to more favorable pricing in the domestic industrial and institutional and retail channels, and, to a lesser extent the effect of foreign currency translation on international sales. Higher selling prices and foreign currency fluctuation favorably impacted net sales in the fiscal year 2006 by approximately $20.5 million and $2.6 million, respectively. These benefits were partially offset by overall lower unit volume of approximately $3.5 million, which was experienced primarily in the commercial, industrial, and institutional end-market. Volume within this end-market business was affected by the Company’s separation from certain lower margin customers.

Operating Profit

Operating profit increased $6.5 million, or 15.4%, in 2006 to $48.8 million from $42.3 million reported in 2005. Operating profit margins improved to 8.8% in 2006 from 7.9% in 2005. Operating profit in 2005 included $3.6 million of the above mentioned special charge. In addition to the absence of the special charge, operating profit was positively impacted by the $20.5 million profit contribution from pricing, benefits from programs implemented to streamline operations, and benefits from cost containment programs. The pricing actions taken by ASP were necessary to offset increases in raw material and component part costs of $8.7 million. The benefits of higher selling prices and the aforementioned programs were further offset by a $4.7 million increase in costs that typically vary with sales including commissions paid to ASP’s sales force, bonuses designed to reward profitable growth of revenues, and freight pertaining to shipments to customers; by increased consulting fees of $2.3 million related to ASP’s productivity improvement initiatives; by increased legal expenses of $1.6 million related to environmental matters; and by a pre-tax charge of $1.2 million related to a product recall due to defective containers purchased from a vendor.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

Staff Comment 3: We have read your response to comment four from our letter dated August 28, 2007. You indicate in your revised disclosure that in most instances, costs associated with programs are recorded as a reduction of revenue. Please disclose the instances when costs associated with programs are treated as an expense, along with the related amounts included in each expense line item for each period presented. Your disclosure should at a minimum describe the deductions taken by one of your customers in exchange for certain in-store services as mentioned in your response and disclose in greater detail the nature of in-store services performed for you.

Response: In response to the Staff’s comment the Company will revise the significant accounting policy footnote of its Form 10-K for the year ended August 31, 2007 to include the following policy disclosure:

Service Arrangements with Customers

Acuity Brands Lighting maintains a service program with one of its retail customers that affords the Company certain in-store benefits including lighting display maintenance. Costs associated with this program totaled $_._ million, $5.6 million and $4.9 million in fiscal years 2007, 2006, and 2005, respectively. These costs have been included within the Selling, distribution, and administrative expenses line item of the Company’s Consolidated Statement of Operations in accordance with EITF Issue 01-09: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product).

As stated in the Company’s response to your letter dated August 28, 2007, Acuity Brands Lighting also allows this customer to deduct certain shipping and handling related charges from its invoice remittances, and these charges are included within the Company’s distribution costs. The Company properly discloses shipping and handling charges included within its Selling, distribution, and administrative expenses line item of its Consolidated Statement of Operations in accordance with EITF Issue No. 00-10: Accounting for Shipping and Handling Fees and Costs. Therefore, the Company believes that it has made all appropriate disclosures regarding its arrangements with customers.

Note 4: Long-Term Debt and Lines of Credit, page 52

Staff Comment 4: We have read your response to comment eight from our letter dated August 28, 2007. We understand that your $160.0 million and $200.0 million notes were registered in 1999 and 2000 under the Securities Act of 1933. As outlined in Parts

III.C.I and IV of SEC Release 33-7878, the requirements of Rule 3-10 apply to your periodic reports for as long as these securities are outstanding. Accordingly, please disclose: (1) whether your notes are guaranteed by one or more of your subsidiaries, (2) if the guarantees are full and unconditional and joint and several, (3) whether Acuity Brands has no independent assets or operations and (4) any significant restrictions on the ability of Acuity Brands or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please also tell us what consideration you have given to Rule 3-10 of Regulation S-X, as applicable.

Response: Following our spin-off from National Service Industries, Inc. we and our two primary operating subsidiaries, Acuity Brands Lighting, Inc. (ABL) and Acuity Specialty Products Group, Inc. (ASP), were obligors with respect to the notes. Although the indenture under which the notes were issued does not use the terminology “guarantor,” ABL and ASP are functionally equivalent to guarantors of the notes. Accordingly, the notes are guaranteed by our ABL and ASP subsidiaries, the guarantees are full and unconditional and joint and several, Acuity Brands has had no independent assets or operations (as defined by Regulation S-X 3-10(h)(5)) since the spin-off through the end of fiscal 2007 and there are no significant restrictions on the ability of Acuity Brands or any guarantor to obtain funds from its subsidiaries by dividend or loan. The guarantees were added in connection with the spin-off for no consideration and were not registered.

Acuity Brands has been required to file Exchange Act reports as a function of its publicly traded common stock and not solely on the basis of the registered notes. Acuity Brands believes that its Exchange Act reporting obligations created by offering the notes in a registered transaction were suspended as a result of each series of notes being held of record by fewer than 300 holders in the fiscal year following the registration of the notes. Subsequent to the Company’s August 31, 2007 fiscal year end, the Company filed a Form 15 to suspend Exchange Act reporting obligations with respect to the notes on the basis that neither series of notes is listed on a national securities exchange or held of record by more than 300 holders. Since the notes were outstanding and no Form 15 was filed during fiscal 2007, Acuity Brands proposes to include the following footnote as required by note 1 to Section 3-10(f) of Regulation S-X in its Form 10-K for the year ended August 31, 2007:

As of August 31, 2007, the notes were guaranteed by our subsidiaries, Acuity Brands Lighting, Inc. and Acuity Specialty Products Group, Inc. The guarantees of our subsidiaries were full and unconditional and joint and several. Acuity Brands has no independent assets or operations (as defined by Regulation S-X 3-10(h)(5)), and each subsidiary of Acuity Brands, other than Acuity Brands Lighting, Inc. and Acuity Specialty Products Group, Inc., is “minor” (as defined by Regulation S-X 3-10(h)(6)). Furthermore, there are no significant restrictions on the ability of Acuity Brands or any guarantor to obtain funds from its subsidiaries by dividend or loan.

Following the filing of the Form 15, the notes are no longer registered securities and the guarantees are no longer guarantees of registered securities. Consequently, Acuity Brands believes that suspension of the reporting obligation in conjunction with the Form 15 suspends the requirements of Section 3-10(a) of Regulation S-X with regard to the notes for future periods unless registration of the notes under the Exchange Act becomes required as a function of listing of the notes on a national securities exchange or either series of notes being held of record by more than 300 holders.

Please feel free to contact me at (404) 853-1400 with any questions concerning this letter.

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer